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SEC FILE NUMBER
8-51472

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Essex Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 Christopher Columbus Dr., Suite 16-11
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Prakash Gupta	201-777-7121	pgupta@essexsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

07/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Prakash Gupta _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Essex Securities LLC _____, as of December 31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Prakash Gupta_

MARIA C BYRNE
NOTARY PUBLIC
STATE OF NEW JERSEY
COMMISSION EXPIRES MAY 12, 2025

Title: CEO

Maria Byrne 3/1/24

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Essex Securities, LLC

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2023

ESSEX SECURITIES, LLC

Contents



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Essex Securities, L.L.C
95 Christopher Columbus Dr., Suite 16-11
Jersey City, NJ 07302

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Essex Securities, L.L.C (the "Company") as of December 31, 2023 and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Essex Securities, LLC's auditor since 2021.
Sugar Land, TX
March 29, 2024

ESSEX SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Current assets

Cash	$	1,279,814
Clearing deposit		50,103
Receivable from Clearing Broker		23,035
Accounts receivable		127,255
Prepaid expenses		43,067
Total Assets	$	1,523,274

Liabilities and Member Equity

Liabilities

Accounts payable and accrued expenses	$	18,127
Commissions payable		209,648
Total Liabilities		227,775
Commitments and contingencies		-
Member equity		
Member equity		1,295,499
Total Liabilities and Member Equity	$	1,523,274

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Essex Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Massachusetts on April 23, 1999 and is headquartered in Jersey City, New Jersey. The company has one member of this LLC, ES Group, Inc., which owns 100% interest in the Company. The Company acts as an introducing broker dealer in securities transactions for its customers. The Company established a new fully-disclosed clearing broker relationship with RBC Capital Markets LLC ("RBC") on January 22, 2020. The company also has representatives who sell mutual funds, annuities, and alternative investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

<u>Cash and Cash Equivalents</u>
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2023.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

<u>Accounts Receivable</u>
The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

<u>Managements Use of Estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company receives commissions on the purchase and sale of securities. Securities include private placement, mutual funds, annuities, trading profits, 401K fees, syndicate participation fees, 529 plan fees, agency commission and 12B-1 fees. In 2023 revenue on the private placement were recognized at the point in time that the trade is made. Revenue from the purchase and sale of mutual funds were recognized at the point in time the purchase and sale were made. Revenue from annuities were recognized at the point in time that each investment was fulfilled. Revenue from trading profit commission were recognized at the point in time the purchase and sale were made. Revenue from 401K fees were recognized at the point in time that the plan was entered into or when additional investment was made. Revenue from syndicate participation were recognized at the point in time that the syndicate member performed the services and distributed the syndicate member percentage. Revenue from 529 plan fees recognized at the point in time the plan was entered into or when additional investment was made. Revenue from agency commissions recognized at the point in time the service was provided. Revenue from 12b-1 fees were recognized over a period of time in accordance with their respective agreements.

Current Expected Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) Measurement of Credit Losses on Financial Instruments, which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company, may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience, and customer worthiness.

Income Taxes
As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2023. The partnership tax returns for calendar year 2021 and prior are no longer subject to review by the taxing authorities.

Leases
In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the way expenses are recorded in the income statement. For leases term longer than 12 months, the standard establishes a right-of-use model that requires the lessee to record a right-of-use (ROU) asset and a lease liability on the balance sheet. The Company adopted the standard on January 1, 2022, which modifies the classification criteria and the accounting for sales-type and direct financing leases. The standard permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company does not have any long term lease as of December 31, 2023, and it was not required to record a ROU, as such the adoption of the standard has no impact on the Company's financial statement and disclosures.

NOTE 3 – FAIR VALUE MEASUREMENTS

The "Fair Measurements and D isclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
- Level 3 - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2023.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $50,103 exists at RBC Capital Markets LLC, as shown on the Statement of Financial Condition as of December 31, 2023.

NOTE 5 - ACCOUNT RECEIVABLES

As of December 31, 2023, the Company had accounts receivable of $127,255. The Company has no allowance for bad debt as they believe the amounts are collectable.

NOTE 6 - CLEARING BROKER RECEIVABLE

The Company, clears all transactions on behalf of the customers on a fully disclosed basis through clearing broker RBC, At December 31, 2023, the amount receivable from RBC totaled $23,035 consisting of fees and commissions earned and collected on securities transactions for the Company.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,256,217, which was $1,156,217 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.17 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 8 - PREPAID EXPENSES

As of December 31, 2023, the Company had Prepaid expenses of $43,067, noted below:

FINRA Renewal	$	15,200
Prepaid E&O Insurance		12,250
CRD Account		484
Fidelity Bond		1,989
Bloomberg prepaid		13,144
	$	43,067

NOTE 9 - COMMISSION PAYABLE

As of December 31, 2023, the Company had a commission payable of $209,648.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2023, the Company had $18,127 of accounts payable and accrued liabilities:

Accounts Payable	$	17,952
Credit Cards		175
Total	$	18,127

NOTE 11 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause, this clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trades. At December 31, 2023, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities or a combination of both, having a market value of $50,000. These amounts are included in clearing deposit on the statement of financial condition.

Note 13 – SUBSEQUENT EVENTS

Management has evaluated all events or transactions that occurred after December 31, 2023 through March 29, 2024, the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.